09001034

Act: 1933
Section: 5
Rule:
Public Availability: 1-14-2009

the Office of Chief Counsel
Division of Corporation Finance

January 14, 2009

Received SEC
JAN 14 2009
Washington, DC 20549

Re: OMNI Brokerage, Inc.
Argus Realty Investors, L.P.
PASSCO Companies, LLC
Incoming letter dated February 24, 2006

Based on the facts presented, the Division disagrees with your view that proposed offer and sale of undivided tenant in common interests pursuant to the Lease Transactions and Property Management Transactions (each as defined in your letter) do not involve securities within the meaning of Section 2(a)(1) of the Securities Act of 1933. As a result, the Division is unable to assure you that it would not recommend enforcement action to the Commission unless such offers and sales are registered under the Securities Act or exempt from registration.

This position is based on the representations made to the Division in your letter. Any different facts or conditions may require a different result.

Sincerely,

Anne Krauskopf

Anne Krauskopf
Senior Special Counsel